United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

NOTICE TO THE SHAREHOLDERS

We hereby inform the Shareholders of Aracruz Celulose S.A. ("the Company") that the Executive Board of the Company, exercising the powers granted by the Board of Directors, in accordance with the decision taken in the meeting held on March 13, 2008, has today approved the declaration and payment of Interest on Shareholders’ Equity to the total amount of R$84,000,000.00 (eighty four million reais). This Interest on Shareholders’ Equity shall be attributed to the minimum compulsory dividend relating to the fiscal year 2008, and the individual declaration to the shareholders shall be made pursuant to the equity holdings at the close of the São Paulo stock market on September 25, 2008 ("Brazilian Record Date").

The amounts to be declared and paid as Interest on Shareholders’ Equity shall, respectively, be as follows:

  Each block of 1,000 (one thousand) common shares shall be entitled to the gross amount of R$77.19482617; and
  Each block of 1,000 (one thousand) preferred shares of classes "A" and "B" shall be entitled to the gross amount of R$84.91430879.

1 - The amounts declared as Interest on Shareholders’ Equity are subject to Income Tax Withheld, at the rate of 15%, resulting in a net amount of R$65.61560224 for each block of 1,000 (one thousand) common shares and a net amount of R$72.17716246 for each block of 1,000 (one thousand) preferred shares of classes "A" and "B". Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than twenty percent, are subject to Income Tax Withheld, at a rate of 25%, under the prevailing legislation.

2 - Shareholders exempted from Income Tax Withholding pursuant to Section 5 of Law 11.053/04 and that have not yet informed Banco Itaú S.A. of this fact must do so by September 30, 2008, at any of the service outlets listed in item 5 below. Other shareholders with tax exemption must provide the Company’s Investor Relations Management (at Av. Brigadeiro Faria Lima 2.277, 4th floor, São Paulo, SP - Tel: ++55 11 3301 4131 - Mr. André Luiz Gonçalves), with documentary evidence of their tax situation, by September 29, 2008, in order not to be subject to the withholding of Income Tax.

3 - The payment of Interest on Shareholders’ Equity, without monthly correction, shall be made as from October 15, 2008, through Banco Itaú S.A., by means of credits to the bank accounts of the shareholders, as per the records of Banco Itaú S.A.. The Interest on Shareholders’ Equity attributable to shareholders whose records with Banco Itaú S.A. are not up-to-date shall remain at the disposal of such shareholders within the Business Services Department (Superintendência de Serviços para Empresas) of Banco Itaú S.A., until their records are updated.

4 - The shares of the Company shall be traded "ex-Interest on Shareholders’ Equity" as from September 26, 2008.

5 – SERVICE OUTLETS – Branches Specialized in Shareholder Assistance:

  São Paulo - Rua Boa Vista, 176 - Subsolo
  Rio de Janeiro - Rua Sete de Setembro, 99 - Subsolo
  Belo Horizonte - Av. João Pinheiro, 195 - Térreo
  Porto Alegre - Rua Sete de Setembro, 746 - Térreo
  Salvador - Av. Estados Unidos, 50/ 2º andar - Edif. Sesquicentenário
  Brasília - SCS Quadra 3 Ed. Dona Angela, 30, bloco A - s/loja
  Curitiba - Rua João Negrão, 65 - s/loja

Aracruz, September 19, 2008.

ISAC ROFFÉ ZAGURY

Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer